

August 26, 2009

Via U.S. Mail

Michael B. White
General Counsel
Hecla Mining Company
6500 North Mineral Drive, Suite 200
Coeur d'Alene, Idaho 83815-9408

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File Number 001-08491**
> **Response Letter filed July 17, 2009**

Dear Mr. White:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
       David C. Sienko, Esq.
       (312) 827-8031